UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021

Commission File Number: 001-40566

TABOOLA.COM LTD.
(Exact name of registrant as specified in its charter)

16 Madison Square West 7th Floor
New York, NY 10010
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

EXPLANATORY NOTE

This Form 6-K/A is submitted to correct an administrative error in the Q4 2021 column of the table reconciling Gross Profit to ex-TAC Gross Profit guidance relating to Traffic acquisition cost in Exhibits 99.1 and 99.2 to the Registrant's Form 6-K submitted on November 9, 2021. The guidance for Q4 2021 was correctly stated as previously reported.

Set out below is the correct reconciliation table:

	Q4 2021	FY 2021
(unaudited)
(dollars in millions)
Revenues	$392 - $396	$1,363 - $1,367
Traffic acquisition cost	($229 - $232)	($850 - $853)
Other cost of revenues	($32 - $34)	($84 - $86)
Gross Profit	$129 - $132	$427 - $430
Add back: Other cost of revenues	$32 - $34	$84 - $86
ex-TAC Gross Profit	$163 - $165	$512 - $515

The information in this filing is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TABOOLA.COM LTD.

By:	/s/ Stephen Walker
	Name:	Stephen Walker
	Title:	Chief Financial Officer

Date: November 10, 2021